July 30, 2024

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Catherine De Lorenzo

Re:	Iroquois Valley Farmland REIT, PBC
Offering Statement on Form 1-A
Post-Qualification Amendment No. 3
Filed July 11, 2024
File No. 024-11881

Dear Ms. De Lorenzo:

This letter is being submitted on behalf of Iroquois Valley Farmland REIT, PBC (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Post-Qualification Amendment to the Company’s Offering Statement on Form 1-A, as most recently amended and submitted on July 11, 2024 (the “Amendment No. 3”), as set forth in your letter dated July 29, 2024 addressed to Mr. Chris Zuehlsdorff, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing a revised Post-Qualification Amendment to the Offering Statement on Form 1-A (“Amended Offering Statement”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the Staff’s comments and the responses refer to Amendment No. 3.

The responses provided herein are based upon information provided to Gundzik Gundzik Heeger LLP by the Company.

Board Compensation, page 113

1.	Please include a footnote disclosing all assumptions made in the valuation by reference to a discussion of those assumptions in the smaller reporting company's financial statements, footnotes to the financial statements, or discussion in the Management's Discussion and Analysis. See the Instruction to Item 402(r) referring to Instruction 1 to Item 402(n)(2)(v) and (n)(2)(vi) of Regulation S-K.

Response: The Company has added the requested information to footnote 1 of these tables.

Management Compensation, page 113

2.	We reissue prior comment 4. As required by Item 402(n)(2)(iv) of Regulation S-K, please revise your summary compensation table for 2023 to include Mr. Zuehlsdorff’s stock bonus related to his service in 2023. Please ensure all compensation, including stock, options and non-equity incentive plan compensation are included in the summary compensation tables provided.

Response: We have revised the summary compensation table for 2023 to include Mr. Zuehlsdorff’s stock bonus relating to his service in 2023. We have also revised the corresponding footnote to reflect this change.

Please do not hesitate to contact me by phone (213-542-2122) or e-mail (brett.heeger@gghllp.com) if you have any questions. Thank you.

Very truly yours,

Gundzik Gundzik Heeger LLP

By:	/s/ Brett Heeger Brett Heeger, Partner

cc:	Via E-mail
Chris Zuehlsdorff, Chief Executive Officer

Iroquois Valley Farmland REIT, PBC

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